EXHIBIT 21.1

SUBSIDIARIES OF CRESCENT BANKING COMPANY

Name of Entity	State of Organization

Crescent Bank & Trust Company	Georgia

Crescent Mortgage Services, Inc.	Georgia

Crescent Capital Trust II	Delaware

Crescent Capital Trust III	Delaware

Crescent Capital Trust IV	Delaware